Exhibit 12

PHH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,
	2006		2005	2004	2003	2002

Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes and minority interest	$(4)		$159	$172	$333	$(29)
Plus: fixed charges	477		360	262	246	196

Earnings available to cover fixed charges	$473		$519	$434	$579	$167

Fixed charges(1):
Interest expense, including amortization of deferred financing costs	$465		$348	$250	$235	$188
Interest portion of rental payment	12		12	12	11	8

Total fixed charges	$477		$360	$262	$246	$196

Ratio of earnings to fixed charges	0.99x	(2)	1.44x	1.66x	2.35x	0.85x	(3)

(1)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(2)	The ratio of earnings to fixed charges for the year ended December 31, 2006 is less than one-to-one due to a $4 million deficiency.

(3)	The ratio of earnings to fixed charges for the year ended December 31, 2002 is less than one-to-one due to a $29 million deficiency.